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                            August 11, 2022

       Tridivesh Kidambi
       Chief Financial Officer
       System1, Inc.
       4235 Redwood Avenue
       Marina Del Rey, CA 90066

                                                        Re: System1, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            Form 8-K dated May
12, 2022
                                                            File No. 001-39331

       Dear Mr. Kidambi:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K dated May 12, 2022

       Exhibit 99.1

   1. We note you currently combine columns to reconcile net income (loss) to Pro Forma
                                                        Adjusted EBITDA. This
does not appear to meet the requirements of Article 11 of
                                                        Regulation S-X. Please
revise this presentation within the guidance in Article 11 of
                                                        Regulation S-X. In
addition, reconcile your pro forma results prepared in accordance with
                                                        Article 11 to your
non-GAAP pro forma results. Refer to Question 101.05 of the
                                                        Compliance and
Disclosure Interpretations on Non-GAAP Financial Measures.
   2. We note you currently reconcile both historical and pro forma Revenue to a Gross Profit measure, that excludes
depreciation and amortization. As such, this appears to be a non-
                                                        GAAP measure as it
excludes depreciation and amortization. Please revise your
                                                        presentation to label
this reconciliation as non-GAAP and reconcile it to GAAP gross
 Tridivesh Kidambi
System1, Inc.
August 11, 2022
Page 2
         profit.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 with any questions.



FirstName LastNameTridivesh Kidambi                       Sincerely,
Comapany NameSystem1, Inc.
                                                          Division of
Corporation Finance
August 11, 2022 Page 2                                    Office of Technology
FirstName LastName